

Mail Stop 6010

December 27, 2007

VIA U.S. MAIL AND FAX (440) 449 - 9579

Mr. Kenneth C. Schilling
Controller
Nacco Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124

     **Re:**    **Nacco Industries, Inc.**
            **Form 10-K for the year ended December 31, 2006**
            **Filed February 28, 2007**
            **File No. 001-09172**

Dear Mr. Schilling:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 16 – Common Stock and Earnings per Share, page F-31

1.　　We note that you have two classes of common stock, Class A common stock and Class B common stock.  We also note that the Class A common stock has one vote per share and the Class B common stock has ten votes per share.  Please explain to us why your EPS calculation is compliant with SFAS 128.  Your explanation should include how you considered the impact of paragraphs 60 and 61 of SFAS 128, which states you should calculate EPS for each separate class of stock, using the two-class method.

　　　　As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Kenneth C. Shilling
Nacco Industries, Inc.
December 27, 2007
Page 3

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3554 if you have any questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


Sincerely,


Angela Crane
Branch Chief